Form 10-K, Exhibit 13
period 1995-05-31
SOFTECH INC
filed 1995-08-29
CIK 354260

EXHIBIT 13


      Annual Report to Stockholders for Year Ended May 31, 1995 to the extent specifically incorporated by reference into Part II of this Report.


SofTech Annual Report 1995



To Our Shareholders:

Following our disappointing third quarter performance, I wrote to you with a detailed report on SofTech's restructuring activities and a commitment to keep you informed as the Company evaluated its progress against its business plan. For all public companies, including SofTech, management's primary imperative is to maximize shareholder value in the company, because it is you whom we work for. The one constant benchmark against which all of our plans and activities must be measured is our ability to provide a strong, consistent and growing rate of return for your investment in SofTech. So it is with this solely on the top of my mind, that I inform you today that SofTech's Board of Directors and management have determined that it is in the best interests of our shareholders to seek alternative strategies aimed at enhancing shareholder value. These include, but are not limited to, the sale of all or part of SofTech. The Company has retained the services of an investment banker for this purpose.

This decision did not come easily, but it did come thoughtfully, and with your investment in mind. What were the key factors in reaching this decision and what has changed since I last wrote to you?

At the conclusion of the third quarter I expressed confidence in SofTech's core strategy of aggressively increasing market access for our high-end, centrally provided service offerings through well established, regional computer companies with a strong local market presence. This confidence in our strategy was and is based on our experience with our Information Decisions, Inc. subsidiary and is shared by our entire management team. This confidence, however, has been offset by our collective belief that our ability to execute the strategy with a corresponding growth in profitability, is greatly impaired by the Company's relative lack of size. This is particularly important in a market that is dominated by numerous, large players, all of whom offer far greater economies of scale with savings that can be passed on to customers.

So, in order to grow the business to a sufficient size to compete in highly-competitive markets, it became clear to us that SofTech would have to embark on an aggressive acquisition strategy funded by an accompanying debt structure incompatible with our long-standing tradition of solid, conservative balance sheet management. So we believe that lack of scale would be a barrier to increased profitability for the foreseeable future.

Another key issue has been our inability to further develop and market a commercial software product based on our proprietary technologies. This has resulted in both lost investment and lost opportunity to strategically differentiate the Company. And, while the cost-savings measures that we announced at the conclusion of the third quarter would have greatly enhanced SofTech's profitability for fiscal year 1996, we continued to be concerned about our overhead structure, which, while appropriate for a publicly-held company, is not appropriate for a company of SofTech's size, today.

In reaching the decision to pursue alternatives on how to best maximize shareholder investment, it was apparent to both the Board and management that the issue was not one of profitability. Despite our size, the competitive marketplace, and lack of a unique software product, we firmly believe that fiscal 1996 would have been profitable and a distinct improvement from the fiscal 1995 results that we announced today. Rather, the central question that we grappled with was: Can we assure our shareholders with confidence that their continued investment in SofTech would yield a steady and consistent growth in return in the years ahead? After intense analysis and introspection we simply could not make this assurance to you, and this is the essence of why we have made this decision.

We have also developed alternative strategies for the possible sale of the company that include several options. It is too early to predict, but it is possible that the company may be sold either in its entirety or in two separate components--our Network Systems Group (NSG) and our Computer Aided Design (CAD) Division.

We believe that there is a good market for a company with SofTech's geographic market presence, human capital, and strong balance sheet, particularly among similar companies of larger scale seeking established points of market entry. Presently, we have no preconceived timeline for the completion of the sale of SofTech, but are guided by the dual objectives of completing the transaction(s) expeditiously while receiving the highest-possible market price.

In conclusion, I would like you to know that while this decision is personally disappointing, I am heartened by the fact that it was made with the best interests of the owners of SofTech in mind.

As always, thank you for your continued support of SofTech.

Sincerely,

/s/ Norman L. Rasmussen
Norman L. Rasmussen
President and CEO

COMPARATIVE SUMMARY

FIVE-YEAR FINANCIAL INFORMATION

(in thousands, except per share data)              1995       1994       1993       1992       1991
- -------------------------------------------------------------------------------------------

Revenue from continuing operations                 $49,801    $24,178    $15,232    $14,717    $14,533
Income(loss) from continuing operations             (1,963)     1,119        505       (442)      (154)
Earnings per share:
  Income (loss) from continuing operations            (.51)       .29        .13       (.12)      (.04)
  Net income (loss)                                   (.60)       .70        .45        .12      (1.58)
  Weighted average number of shares outstanding      3,848      3,810      3,914      3,803      3,816
  Working capital                                   13,615     17,893     16,737     14,592     13,549
  Total assets                                      28,745     25,104     22,652     19,579     20,367
  Total liabilities                                  8,051      4,262      3,696      2,371      3,609
  Stockholders' equity                              20,694     20,842     18,956     17,208     16,758

<F1> Note:  The Five-Year Financial Information for fiscal 1993 and prior fiscal years have been restated to reflect the operating results of the Government Services Division as a discontinued operation. The Five-Year Financial Information for fiscal 1991 has been restated to reflect the operating results of Compass, Inc. as a discontinued operation.

                   Management's Discussion and Analysis of
                Financial Condition and Results of Operations


Income Statement Analysis

The table below presents the relationship, expressed as a percentage, between income and expense items and total revenue, for each of the three years ended May 31, 1995. In addition, the change in those items, again expressed as a percentage, for each of the two years ended May 31, 1995 is presented.

                          Items as a percentage of revenue      Percentage change year to year
                          1995       1994        1993           1994 to 1995    1993 to 1994
- ----------------------------------------------------------------------------------------------

Revenue
  Products                 76.6%      69.2%       73.3%         128.2%           49.9%
  Service                  23.4       30.8        26.7           56.1            82.9
                          -----      -----       -----
Total                     100.0      100.0       100.0          106.0            58.7

Cost of sales
  Product                  63.0       53.0        54.8          145.0            53.5
  Service                  13.7       19.9        17.1           41.2            85.3
                          -----      -----       -----
Total                      76.7       72.9        71.8          116.6            61.1
                          -----      -----       -----

Gross margin               23.3       27.1        28.2           77.4            52.7

Selling, general &
 administrative            27.6       22.6        25.6          151.2            40.1

Interest income             0.3        1.2         1.3          (52.6)           53.4

Income(loss) from
 continuing operations
 before income taxes       (4.0)       5.7         3.8         (244.1)          138.5

Tax provision
 (benefit)                 (0.1)       1.1         0.5         (107.6)          255.5
                          -----      -----       -----

Income(loss) from
 continuing operations     (3.9)%      4.6%        3.3%        (275.3)%         121.8%
                          -----      -----       -----

Description of the Business

The Company's revenue is derived from the sale and integration of computer systems, the development of custom software for computer applications, and the delivery of a full array of computing services to its customers. The Company is organized around two distinct operating units. The Network Systems Group ("NSG") designs, implements, tests, and supports computer information systems based on open-architectured, distributed network computing platforms. Within the NSG Division, a centrally located development group composed of 20 engineers known as the Systems Integration Group markets its specialized consultative and development capabilities to the NSG customer base. The Automated Engineering Group ("AEG" or "CAD Division") provides total solutions for automating the manufacturing process by integrating CAE/CAD/CAM tools into a company's existing infrastructure. It is the second largest reseller of Parametric Technology Corporation's software products in North America.

Three acquisitions were completed during fiscal 1995. Each of those transactions was accounted for as a purchase and, accordingly, the assets, liabilities, and results of operations have been consolidated with those of the Company since the acquisition dates. Where applicable, the analysis below identifies changes in fiscal 1995 results due to those acquisitions.

On July 26, 1995, in conjunction with the release of fourth quarter results, the Company announced that it had retained an investment banker to seek alternative strategies aimed at enhancing shareholder value including, but not limited to, the sale of all or part of the business. It is impossible to predict, at this time, the final outcome or even the eventual structure of such a transaction or transactions as the case may be, nor the potential effect on results of operations or financial position.

Results of Operations

Total revenue for fiscal 1995 increased $25.6 million or 106% from fiscal 1994. The fiscal year 1995 acquisitions accounted for $16.9 million of the revenue growth. The comparable revenue growth in fiscal 1995 of the operating units that were part of the consolidated group in fiscal 1994 was $8.7 million or 36% as compared to an increase of $8.9 million or 59% from fiscal 1993. Each of the eight office locations that were operating in both years experienced revenue growth from 1994 to 1995 with the lowest growth rate of 7%, due to the Company's expanding service capabilities and recurring business with existing customers.

Product revenue increased $21.4 million or 128% in fiscal 1995 of which $15.4 million was generated by the newly acquired entities. Product revenue increased by 36% in FY95 without including the contributions of the acquired units as compared to 50% growth from fiscal 1993 to 1994 for this component of revenue. Product gross margins for fiscal 1995 were 17.8% as compared to 23.4% and 25.2% for fiscal 1994 and 1993, respectively. The decrease from FY '94 to '95 is due primarily to the North Carolina locations (acquired in fiscal 1995) and the low margin retail business that operated for much of the year. The fiscal 1995 product gross margin at the North Carolina locations was 11.8% as compared to 21.3% for all other locations. The 21.3% is consistent with the gradual margin decay experienced for fiscal 1993 to 1994 as off-the-shelf hardware and software components become more and more available and therefore subject to intense price sensitivity. The Company expects this margin erosion on products to continue for the foreseeable future.

Service revenue increased $4.2 million or 56% from fiscal 1994 to 1995 as compared to an increase of $3.4 million or 83% from fiscal 1993 to 1994. Approximately $1.5 million of the 1995 increase was the result of the acquisitions completed in 1995. Increased service capability and continued growth in recurring maintenance revenue at all office locations provided the additional service revenue increases in fiscal 1995. The fiscal 1994 service revenue growth was due primarily to revenue generated by the Open Systems Division started in late 1993 that was not able to obtain follow-on work in 1995 and custom application development projects. Gross margin as a percent of service revenue for fiscal 1995 was 40.3% as compared to 35.3% and 36.1% for fiscal 1994 and 1993, respectively. The service revenue in North Carolina was primarily generated from a repair business and, as such, generated gross margins of only 15.2%. Service gross margins for all other operations were 42.6% in fiscal 1995. The increased service gross margin in 1995 as compared to 1994 is the result of acquiring System Constructs, Inc. at the beginning of fiscal 1995. This entity had been utilized by the Company prior to fiscal 1995 as a subcontractor.

Selling, general and administrative expenses increased $8.3 million or 151% from 1994 to 1995 as compared to an increase of $1.6 million or 40% from 1993 to 1994. Fiscal 1995 expenditures included $1.0 million of software development efforts on a compiler technology aimed at introducing an off-the-shelf proprietary software product. This effort was discontinued in June 1995. Included in selling, general and administrative were expenditures associated with the closedown of the retail group in North Carolina, the reduction in workforce in North Carolina and corporate headquarters in Massachusetts, and an accrual for excess office space as a result of those actions, totaling $500,000. Goodwill amortization related to the acquisitions of System Constructs, Inc. and Micro Control, Inc. totaled $550,000. The 1994 increase of 40% from 1993 was due primarily to the establishment of two new initiatives in that year, namely the Open Systems Division and the software development group, and increased expenditures related to the 59% revenue growth in 1994.

Interest income decreased by $155,000 or 53% from fiscal 1994 to 1995 as compared to an increase of $102,000 or 53% from fiscal 1993 to 1994. The decrease in 1995 is due to the utilization of cash to fund acquisitions and receivable growth and therefore a reduction in available cash for investment purposes. The increase in investment income in 1994 relative to 1993 was the result of increased available cash for investment as a result of the sale of the Government Services Division in December 1993.

The effective tax rate was (1%), 19% and 12% in fiscal years 1995, 1994 and 1993, respectively. The fiscal 1995 effective tax rate is different from the statutory rate due to the use of operating losses to reduce deferred taxes previously provided for. The 1995 state tax provision is composed of income taxes in Michigan, Indiana, New York and North Carolina. The federal tax benefit in 1995 was $512,000. The federal tax provisions for fiscal 1994 and 1993 were substantially reduced by the use of net operating loss carryforwards. The Company has tax credits of $566,000 available to offset future taxable income.

Effective December 1, 1993, the Company completed the sale of the Government Services Division to CACI International, Inc. The transaction resulted in an after tax gain of $1,003,000.

Effective June 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." Adoption of this statement resulted in a $233,000 benefit from a cumulative effect of change in accounting principle, primarily due to the recognition of deferred tax assets previously not recorded under SFAS No. 96.

Capital Resources and Liquidity

Cash and marketable securities decreased approximately $10,759,000 from May 31, 1994 to May 31, 1995. During fiscal 1995 cash was primarily utilized for acquisitions, funding receivable growth, and purchasing capital equipment. The acquisitions of System Constructs, Inc., Carolina Computer, and Micro Control, Inc. utilized $6.4 million; the increase in accounts receivable, net of the effect of acquisitions, utilized $5.6 million; and the purchase of capital equipment, again net of acquisitions, utilized $1.4 million. Growth in accounts payable, accrued expenses, and deferred maintenance revenue provided cash of approximately $3.1 million. A significant portion of the fiscal 1995 loss of $2.3 million was due to noncash expenses for depreciation and goodwill amortization which totaled $1.8 million, a substantial increase from fiscal 1994, due to the three FY95 acquisitions.

Subsequent to year end, the Company successfully negotiated a line of credit with a commercial lending organization that provides for borrowings of up to $10 million. Borrowings under this line are limited to 85% of domestic accounts receivable outstanding less than 90 days from invoice date and bear an interest rate of prime plus .5%. Availability is subject to compliance with several covenants customary to such credit facilities. This agreement expires on June 29, 1997.

The purchase of Micro Control in January 1995 provides for certain contingent payments in May 1997 if specified operating income growth goals are attained for each of the Micro Control group and for the Company's existing CAD Division over certain periods ending in 1996 and 1997. The contingent payments would be equal to the difference between certain defined stock prices less the market value of the 281,497 shares of SofTech stock issued to the seller in the transaction. Contingent payments, if due, would be payable in cash at specified periods subsequent to the goal attainment. The following table specifies the entity for which the goal applies, the profit goal, the defined stock price, the performance period, the measurement period and the payment due date for each of the events.

Entity           Profit         Defined       Performance      Measurement       Payment
Measured         Goal           Stock Price   Period           Period            Due Date
- -----------------------------------------------------------------------------------------

Micro Control    $  703,000     $ 9.60        2/1/95-2/28/96   4/18/97-5/15/97   5/20/97
Micro Control       778,000      16.80        3/1/96-2/28/97   4/18/97-5/15/97   5/20/97
Existing CAD      4,087,000      24.00        2/1/95-1/31/97   4/18/97-5/15/97   5/20/97

In any event, regardless of whether the operating income growth goals are satisfied, the Company will make a payment to the seller in an amount equal to the amount, if any, by which the 281,497 shares of SofTech stock received by the seller as part of this transaction and held at May 20, 1997, have a fair market value of less than $6.00 per share during the measurement period from April 18, 1997 to May 15, 1997. This payment would be due on May 20, 1997.

The contingent payments that could be due under this Agreement, if the profit goals are attained, can not be determined at this time. These payments could be material if profit goals are attained and the market price of the SofTech stock does not equal or exceed the defined stock price.

The Company's financial resources are composed of cash and its available line of credit. The Company believes that its financial resources and cash provided from operations are adequate to meet liquidity requirements through fiscal 1996.

                    CONSOLIDATED STATEMENTS OF OPERATIONS
                            AND RETAINED EARNINGS

For the Years ended May 31,                      1995            1994             1993
- ---------------------------------------------------------------------------------------------
Revenue:
  Products                                       $38,168,221     $16,728,574      $11,158,575
  Services                                        11,633,187       7,449,751        4,073,900
                                                 -----------     -----------      -----------
Total Revenue                                     49,801,408      24,178,325       15,232,475

Cost of products sold                             31,372,067      12,807,142        8,341,075
Cost of services provided                          6,947,947       4,820,662        2,601,613
                                                 -----------     -----------      -----------

Gross margin                                      11,481,394       6,550,521        4,289,787
Selling, general and administrative               13,603,125       5,469,179        3,904,699
                                                 -----------     -----------      -----------
Income (loss) from operations                     (2,121,731)      1,081,342          385,088
Interest income                                      139,431         293,901          191,588
                                                 -----------     -----------      -----------
Income (loss) from continuing operations
 before income taxes                              (1,982,300)      1,375,243          576,676
Provision (benefit) for income taxes (Note B)        (19,560)        255,877           71,969
                                                 -----------     -----------      -----------
Income (loss) from continuing operations
 before cumulative effect of change in
 accounting principle                             (1,962,740)      1,119,366          504,707
Discontinued operations (Note I):
  Income (loss) from discontinued operations
   (less applicable provision for income
   taxes of $281,000, $43,415, and $174,744,
   respectively)                                    (358,198)        210,776          531,133
  Gain from disposal (less applicable
   provision for income taxes of $0,
   $301,458, and $228,622, respectively)                 ---       1,121,082          709,525
Cumulative effect on prior years of change
 in accounting for income taxes (Note A)                 ---         232,700              ---
                                                 -----------     -----------      -----------

Net income (loss)                                 (2,320,938)      2,683,924        1,745,365

Retained earnings, beginning of year               7,699,990       5,016,066        3,270,701
                                                 -----------     -----------      -----------
Retained earnings, end of year                   $ 5,379,052     $ 7,699,990      $ 5,016,066
                                                 ===========     ===========      ===========
Income (loss) from continuing operations
 per common share (Note H)                            ($0.51)          $0.29            $0.13
                                                 ===========     ===========      ===========
Cumulative effect on prior years of change
 in accounting for income taxes (Note H)                 ---           $0.06              ---
                                                 ===========     ===========      ===========
Net income (loss) per common share (Note H)           ($0.60)          $0.70            $0.45
                                                 ===========     ===========      ===========

The accompanying notes are an integral part of the consolidated financial statements.


                         CONSOLIDATED BALANCE SHEETS

As of May 31,                                           1995            1994
- -----------------------------------------------------------------------------------

Assets:
Current assets:
Cash and cash equivalents                               $ 2,372,946     $ 3,976,929
Marketable securities                                           ---       9,154,622
Accounts receivable (less allowance of
 $42,254 in 1995 and 1994)                               12,659,017       6,307,242
Unbilled costs and fees                                   1,248,361             ---
Inventory                                                 1,819,184       1,135,325
Prepaid expenses and other assets                         1,435,919         515,567
Deferred and refundable income tax (Note B)                 964,560         105,214
Net assets of discontinued operations (Note I)            1,166,178         960,366
                                                        -----------     -----------

Total current assets                                     21,666,165      22,155,265
                                                        -----------     -----------

Property and equipment, at cost:
Data processing equipment                                 3,340,156       2,402,862
Office furniture                                          1,030,414         662,006
Leasehold improvements                                      344,866         194,328
Motor vehicles                                                5,777          39,940
Land and building                                           500,000             ---
                                                        -----------     -----------
Total property and equipment                              5,221,213       3,299,136
Less accumulated depreciation and amortization            2,882,296       2,331,621
                                                        -----------     -----------
                                                          2,338,917         967,515

Other assets                                              4,740,042       1,336,256
Deferred income tax (Note B)                                    ---         644,925
                                                        -----------     -----------
                                                        $28,745,124     $25,103,961
                                                        ===========     ===========














Liabilities and Stockholders' Equity;:
Current liabilities:
Accounts payable                                        $ 4,112,334     $ 1,949,466
Accrued compensation                                      1,015,126         753,563
Accrued expenses                                          1,097,738         308,308
Deferred maintenance revenue                              1,734,122       1,210,503
Federal and state income taxes                               92,000          40,129
                                                        -----------     -----------

Total current liabilities                                 8,051,320       4,261,969
                                                        -----------     -----------

Commitments and contingencies (Notes G and J)

Stockholders' equity (Notes D and E):
Common stock, $.10 par value; authorized
  10,000,000 shares; issued 4,495,704 and
  4,074,061 shares in 1995 and 1994, respectively           449,571         407,407
Capital in excess of par value                           16,346,696      14,216,110
Retained earnings                                         5,379,052       7,699,990
Less treasury stock, 443,157 shares in 1995 and
 1994, at cost                                           (1,481,515)     (1,481,515)
                                                        -----------     -----------

Total stockholders' equity                               20,693,804      20,841,992
                                                        -----------     -----------
                                                        $28,745,124     $25,103,961
                                                        ===========     ===========

The accompanying notes are an integral part of the consolidated financial statements.



                    CONSOLIDATED STATEMENTS OF CASH FLOW

For the years ended May 31,                              1995           1994           1993
- -------------------------------------------------------------------------------------------------

Cash flows from operating activities:
Net income (loss)                                       ($2,320,938)    $2,683,924     $1,745,365
                                                         ----------     ----------     ----------

Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation and amortization                           1,836,553        763,841        739,952
  Gain on sale of GSD                                    (1,002,870)         -----
  Loss on disposal of equipment                              43,138          1,594         29,128
  Deferred federal and state income tax benefit            (380,632)      (750,139)         -----






Change in current assets and liabilities:
  Accounts receivable                                    (4,585,316)    (1,959,173)    (1,632,071)
  Unbilled costs and fees                                (1,050,361)         -----          -----
  Inventory                                               1,069,813       (537,498)      (222,712)
  Prepaid expenses and other assets                        (702,049)      (342,640)       (55,279)
  Accounts payable                                        1,832,318       (182,720)     1,084,203
  Accrued expenses                                          709,289         58,943        387,509
  Deferred maintenance revenue                              523,619        676,778       (162,581)
  Current federal and state income taxes                     51,871          2,288         15,784
  Net assets of discontinued operations                    (205,812)     1,965,358      1,690,768
                                                         ----------     ----------     ----------
Total adjustments                                          (857,569)    (1,306,238)     1,874,701
                                                         ----------     ----------     ----------

Net cash provided (used) by operating activities         (3,178,507)     1,377,686      3,620,066
                                                         ----------     ----------     ----------

Cash flows from investing activities:
  Capital expenditures                                   (1,429,900)      (755,775)      (243,995)
  Proceeds from sale of capital equipment                    21,670         73,817         20,100
  Proceeds from sale of marketable securities             9,154,622      3,479,826      3,961,997
  Payments to acquire marketable securities                   -----     (7,491,699)    (7,873,961)
  Proceeds from the sale of the GSD                           -----      4,225,995          -----
  Payments for purchase of CCS, SCI and MCI              (6,366,335)         -----          -----
  Other investing activities                                 (5,925)        (7,648)        55,074
                                                         ----------     ----------     ----------

Net cash provided (used) by investing activities          1,374,132       (475,484)    (4,080,785)
                                                         ----------     ----------     ----------

Cash flows from financing activities:
  Proceeds from exercise of stock options                   200,392        487,363          2,700
  Payments to acquire treasury stock                          -----     (1,285,235)         -----
                                                         ----------     ----------     ----------

Net cash provided (used) by financing activities            200,392       (797,872)         2,700
                                                         ----------     ----------     ----------

Net increase (decrease) in cash and cash equivalents     (1,603,983)       104,330       (458,019)

Cash and cash equivalents, beginning of year              3,976,929      3,872,599      4,330,618
                                                         ----------     ----------     ----------

Cash and cash equivalents, end of year                   $2,372,946     $3,976,929     $3,872,599
                                                         ==========     ==========     ==========

Supplemental disclosures of cash flow information
Non cash investing activities
  Fair value of shares issued in connection with
   acquisition of SCI and MCI                            $1,972,358           ----           ----
                                                         ==========     ==========     ==========


The accompanying notes are an integral part of the consolidated financial statements.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION:
      The consolidated financial statements of the Company include the accounts of SofTech, Inc. and its wholly-owned subsidiaries, Information Decisions, Inc. (IDI), System Constructs, Inc. (SCI), SofTech Investments, Inc., Compass, Inc. (Compass) and AMG Associates, Inc. (AMG). Compass and AMG are inactive subsidiaries. All significant intercompany transactions have been eliminated. Certain amounts for prior years have been reclassified to conform with the 1995 presentation.
      The consolidated financial statements have been restated to reflect the net assets and operating results of the Government Services Division
(GSD) and Compass, Inc. as discontinued operations (See Note I). The assets and liabilities of the discontinued businesses have been reclassified in the Consolidated Balance Sheets as net assets of discontinued operations. The operating results of GSD and Compass are shown net of income taxes in the Consolidated Statements of Operations and Retained Earnings as Income (loss) from discontinued operations or Gain from disposal.
      On July 26, 1995, the Company announced its intention to seek alternative strategies aimed at enhancing shareholder value including, but not limited to, the possible sale of all or part of the business. It is impossible to predict, at this time, the final outcome or even the eventual structure of such a transaction or transactions as the case may be, nor the potential effect on results of operations or financial position.

      INDUSTRY SEGMENT AND SIGNIFICANT CUSTOMER:
      The Company operates in one industry segment and is engaged in the development and sale of custom software for computer applications, the sale and integration of computer systems, and the marketing of software products under licensing agreements. Revenue from a single customer accounted for approximately $12,300,000 in 1995, $7,100,000 in 1994, and $1,500,000 in
1993.

      INVENTORIES:
      Inventories consist of equipment purchased for resale and service parts and are stated at the lower of cost (first-in, first-out method) or market. Service parts are being amortized over a five-year period on a straight-line basis. The unamortized book value of the service parts was $461,000 as of May 31, 1995.

      PROPERTY AND EQUIPMENT:
      Property and equipment is stated at cost. The Company provides for depreciation and amortization on a straight-line basis over the following estimated useful lives:

                                              Estimated
                                              Useful Lives
       ------------------------------------------------------------

       Data processing equipment              3-5 years
       Office furniture                       5-10 years
       Leasehold improvements                 Lesser of useful life
                                              or life of lease
       Motor vehicles                         3 years
       Building                               20 years

      Depreciation expense was approximately $777,000, $301,000, and $264,000 for fiscal 1995, 1994 and 1993, respectively.
      Maintenance and repairs are charged to expense as incurred;
betterments are capitalized. At the time fixed assets are retired, sold, or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts. Any resulting gain or loss on disposal is credited or charged to income.

      INCOME TAXES:
      The Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109) as of June 1, 1993. SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. SFAS No. 109 also requires a valuation allowance against deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. Adoption of this statement resulted in a cumulative effect of a change in accounting principle of approximately $233,000 in fiscal 1994, primarily due to the recognition of deferred tax assets previously not recorded under SFAS No. 96.

      REVENUE RECOGNITION:
      Revenue from computer systems sales is recognized upon shipment, or installation and acceptance, if significant performance obligations remain. On certain long-term contracts, the percentage of completion method is used for recording revenue. When the current contract estimate indicates a loss, provision is made for the total anticipated loss. Revenue from software maintenance agreements and service contracts are deferred and amortized into income over the maintenance support period. Other service revenue is recognized when the services are performed and the revenue is earned.
      Nonrefundable license fees are recorded as revenue upon execution of the license agreement and the delivery of the software, if collectibility is probable and no significant obligations exist. Royalty fees are recorded as revenue based upon sales by the licensee.

      SOFTWARE PRODUCT COSTS:
      Software development costs are capitalized, in accordance with Statement of Financial Accounting Standard No. 86 (SFAS 86), subsequent to the establishment of technological feasibility for the product. Capitalization ceases when the product is available for general release to customers, at which time amortization of the capitalized costs begins.
During the first half of fiscal 1995, the Company capitalized $422,214 of software development costs, incurred developing High Performance FORTRAN Computer technology that was expected to result in an off-the-shelf software product during the latter half of fiscal year 1995. During the third quarter of fiscal 1995, the Company determined that the recoverability of these costs had become uncertain due to significant delays in the product development effort and wrote off the previously capitalized software development costs. Development costs incurred subsequent to the second quarter of fiscal 1995 have been and will be expensed as incurred. Software development costs related to the above development project totaled $935,000 in fiscal 1995 and $347,000 in fiscal 1994. Software development costs in fiscal 1993 were not material. No software costs were capitalized in fiscal 1994 and 1993.

      INTANGIBLE ASSETS:
      Intangible assets represent the excess of cost over the fair value of tangible assets acquired and are amortized on a straight-line basis over periods not to exceed eight years. The unamortized excess of cost over fair value of tangible assets acquired through business combination was $4,621,000 and $1,299,000 at May 31, 1995 and 1994, respectively, and is included in other assets. Accumulated amortization of these intangible assets was $2,237,000 and $1,355,000 at May 31, 1995 and 1994, respectively.

      CASH EQUIVALENTS:
      The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

      MARKETABLE SECURITIES:
      Marketable securities have been carried at cost plus accrued interest which approximates market value. The Company adopted Statement of Financial Accounting Standard (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities" as of June 1, 1994. However, adoption of this standard did not have a material impact on its financial position or results of operations.

B.    INCOME TAXES:
      The provisions for income taxes includes the following:

For the Years ended May 31, (in thousands)     1995       1994      1993
- --------------------------------------------------------------------------

Current:
  Federal                                      $(512)     $ 63      $ ---
  State and local                                347       138         72
                                               -----      ----      -----
                                                (165)      201         72
Deferred                                         145        55        ---
                                               -----      ----      -----
                                               $ (20)     $256      $  72
                                               =====      ====      =====

      The federal provision for income taxes was reduced due to the use of net operating loss carryforward benefits in 1994 and 1993 of $1,170,000 and $616,000, respectively. Taxes of $766,000, $257,000 and $75,000 were paid in 1995, 1994, and 1993, respectively.
      For tax purposes, at May 31, 1995, the Company had tax credit carryforwards generated from research and development activities of $433,000 that expire from 2002 to 2006. In addition, an AMT credit of $133,000 that has no expiration date was also available.
      The Company's effective tax rates were (1)% in 1995, 19% in 1994, and 12% in 1993. Reconciliations of the federal statutory rates to the effective rates were as follows:

For the Years ended May 31, (in thousands)       1995      1994       1993
- ---------------------------------------------------------------------------

Statutory rate                                   (34)%      34%        34%
State and local taxes                             14         6          8
Tax credits                                        2        (2)       ---
Differences of book and tax bases
 of assets of acquired businesses                  9         2        ---
Use of net operating losses                      ---       (21)       (30)
Other                                              4       ---        ---
Valuation reserve                                  4       ---        ---
                                                ----      ----       ----
Effective tax rates                               (1)%      19%        12%
                                                ====      ====       ====

      Deferred tax assets(liabilities) were comprised of the following at May 31:

(in thousands)                                   1995         1994
- ---------------------------------------------------------------------

Gross deferred tax assets:
  Depreciation                                     25            53
  Tax credits                                     596           655
  Inventory and receivables                       155           294
  Vacation                                         83            46
  Other                                           ---            (4)
                                                -----         -----
Deferred tax assets                               859         1,044
Less: valuation allowance                        (349)          (59)
                                                -----         -----
Net deferred tax assets                           510           985
                                                -----         -----
Gross deferred tax liabilities:
  Deferred revenue                               (406)         (960)
   Differences in book and tax bases of
    assets of acquired businesses                (161)         ----
                                                -----         -----
Deferred tax liabilities                         (567)         (960)
                                                -----         -----
Deferred tax asset (liability)                    (57)           25
                                                -----         -----
Balance sheet classification:
Current deferred asset - net                      331           105
Non-current deferred asset - net                  ---           645
Deferred tax liability - net (Net Assets
 from discontinued operations)                   (388)         (725)
                                                -----         -----
Net deferred taxes                                (57)           25
                                                =====         =====

Due to the uncertainty surrounding the realization of certain favorable tax attributes in future tax returns, the Company has placed a valuation reserve against a portion of the otherwise recognizable deferred tax assets. There were no net deferred tax assets or liabilities at May 31, 1993.

C.    EMPLOYEE BENEFIT PLANS:

      The Company has an Internal Revenue Code Section 401(k) plan covering substantially all employees. The aggregate retirement plan expense, which consists of an employer match of employee voluntary contributions, for fiscal 1995, 1994 and 1993 was $197,000, $50,000, and $52,000, respectively.
The increase in benefit is primarily due to the increase in employee population that resulted from the acquisitions.

      Four former key employees participate in a defined supplemental retirement plan that was established to supplement retirement benefits from other sources such as social security and the Company's defined contribution retirement plan. As of May 31, 1995, the market value of the assets held in a Trust established for the purpose of funding these retirement benefits, which were not included in the consolidated financial statements, totaled $1,194,000. Subsequent to year end, three of the four beneficiaries agreed to a change in benefit. The Company has purchased irrevocable, non-participating annuity contracts to fund the future benefits due these three individuals. The net gain realized from this settlement was $216,000 which will be recorded in the first quarter 1996 results within the discontinued operations.

D.    STOCK OPTIONS:

      The Company's 1994 Stock Option Plan (the "1994 Plan") provides for the granting of both incentive and non-qualified options. Incentive stock options granted under the Plan have an exercise price not less than fair market value of the stock at the grant date and have vesting schedules as determined by the Company's Board of Directors. The Plan permits the granting of non-qualified options at exercise prices and vesting schedules as determined by the Board of Directors.
      The Company's 1984 Stock Option Plan (the "1984 Plan") provided for the granting of both incentive and non-qualified options prior to its expiration in May 1994.

Information relating to these plans is set forth below:

                                     Number of       Option Price
                                     Shares          per share
- --------------------------------------------------------------------
Outstanding at May 31, 1992          363,400          1.25 - 6.75
  Options granted                     95,000          2.00 - 2.875
  Options lapsed                      (5,950)         2.625 - 6.75
  Options terminated                (119,200)         2.00 - 6.75
                                    --------
  Options exercised                   (1,200)         2.25

Outstanding at May 31, 1993          332,050          1.25 - 4.25
  Options granted                    456,300          1.875 - 7.00
  Options lapsed                     (10,400)         6.625
  Options terminated                 (64,382)         1.875 - 4.25
  Options exercised                 (175,068)         1.875 - 3.375
                                    --------

Outstanding at May 31, 1994          538,500          1.25 - 7.00
  Options granted                    122,800          4.00 - 6.375
  Options terminated                 (24,000)         2.625 - 7.00
  Options exercised                  (37,500)         2.625 - 3.00
                                    --------

Outstanding at May 31, 1995          599,800         $1.25 - 7.00
                                    ========

      There were options for 222,962 shares exercisable at May 31, 1995 and options for 277,200 shares were available for future grants under the 1994 Plan. In addition, there were options granted outside the plans during fiscal 1992 to an employee for 125,000 shares at $1.50, of which 20,000 were exercised during fiscal 1995 and 81,000 were outstanding and exercisable as of May 31, 1995; and to certain non-employee consultants to the Company for 75,000 shares at $1.875, of which 34,375 shares were exercised during fiscal 1995 and 40,625 were terminated.

E.    COMMON STOCK:

      Common stock changes during the three years ended May 31, 1995, 1994, and 1993 were as follows:

                                                                               Capital in
                                                                               Excess of
                                                   Shares        Par Value     Par Value
- ------------------------------------------------------------------------------------------
Balance, May 31, 1992                              3,803,293     $387,380      $13,746,074
  Shares issued for stock options exercised            1,200          120            2,580
                                                   ---------     --------      -----------

Balance, May 31, 1993                              3,804,493      387,500       13,748,654
  Shares issued for stock options exercised          199,068       19,907          467,456
  Treasury shares repurchased                       (372,657)        ----             ----
                                                   ---------     --------      -----------

Balance, May 31, 1994                              3,630,904      407,407       14,216,110
  Shares issued for stock options exercised           91,875        9,187          191,205
  Shares issued in connection with acquisitions      329,768       32,977        1,939,381
                                                   ---------     --------      -----------

Balance, May 31, 1995                              4,052,547     $449,571      $16,346,696
                                                   =========     ========      ===========

F.    LINE OF CREDIT:

      Subsequent to year end, the Company obtained a line of credit for up to $10,000,000 from a commercial lending entity. Borrowings under this line are limited to 85% of domestic accounts receivable outstanding less than 90 days from invoice date and bear an interest rate of prime plus .5%. Availability is subject to compliance with several covenants customary to such credit facilities. Annual commitment fees under this agreement are $25,000 payable in advance. The current line of credit agreement expires on June 29, 1997.

G.    COMMITMENTS:

      Leases:
      The Company conducts its operations in facilities leased through 2002. Rental expense for fiscal years 1995, 1994, and 1993 was approximately $910,000, $433,000, and $362,000, respectively.

      At May 31, 1995, minimum annual rental commitments under noncancellable leases were as follows:

               Fiscal Year
               -----------

               1996                     $ 787,122
               1997                       515,589
               1998                       351,656
               1999                       116,600
               2000 and thereafter        278,200

H.    NET INCOME PER COMMON SHARE:

      Net income (loss) per common share is computed by dividing net income
(loss) by the weighted average number of common shares outstanding during the year. Weighted average shares outstanding were 3,848,151 in 1995, 3,810,331 in 1994, and 3,913,954 in 1993. The fiscal 1994 and 1993 weighted average shares outstanding included dilutive stock options, using the treasury method.

I.    DISCONTINUED OPERATIONS:

      Effective December 1, 1993, the Company completed the sale of the Government Services Division (GSD) to CACI International, Inc. (CACI) of Arlington, Virginia. CACI paid approximately $4.2 million in cash for substantially all the active GSD contracts and certain defined assets.
      Accounts receivable related to services performed, and accounts payable for liabilities incurred, by the GSD prior to the transaction date were generally not included in the transaction and therefore have been retained by the Company. Although the active contracts of the GSD were successfully novated to CACI in fiscal 1994, the Company remains ultimately liable to the Government should CACI fail to perform its contractual obligations. The period of time by which CACI could seek indemnification from the Company for misrepresentations and such related to the transaction has expired with no such claims presented.
      On October 31, 1991, the Company announced the cessation of ongoing operations of its wholly-owned subsidiary, Compass, Inc. Compass was a provider of compiler software and software engineering services for supercomputers and other advanced architecture computers. Subsequent to the shutdown, the Company signed agreements to license the Compass technology to several of its former customers for an aggregate value of $4.2 million.
      Revenue from discontinued operations for the years ended May 31, 1995, 1994, and 1993 was approximately $765,551, $24,436,773, and $31,014,113, respectively.
      The net assets of discontinued operations, which are included in the Consolidated Balance Sheets, as of May 31, are as follows:

                                     1995            1994
- ----------------------------------------------------------------

Accounts receivable                  $1,415,448      $1,337,894
Unbilled costs and fees                 138,730       1,716,112
                                     ----------      ----------
      Total assets                    1,554,178       3,054,006

Accounts payable                           ----         642,831
Accrued expenses                           ----         726,150
Deferred income taxes                   388,000         724,659
                                     ----------      ----------
      Net assets                     $1,166,178      $  960,366
                                     ==========      ==========

      Billed and unbilled accounts receivable resulted primarily from contracts with the U.S. Government or prime contractors with the U.S. Government, which bear minimal credit risk. Historically, the Company has not incurred any significant credit related losses.

      In May 1995, the Company reached an out-of-court settlement with a former teaming partner on a Department of Energy ("DOE") procurement initially awarded in January 1992. As described in Note G of the 1994 Annual Report to Shareholders, the DOE issued a report in July 1993 alleging that certain former employees of the Company violated the Procurement Integrity Act thereby disqualifying the Company and its teaming partner from the award. The Company paid $350,000 in cash to the former teaming partner, in a no-fault, full settlement of all outstanding claims related to this matter.

J.    ACQUISITIONS:

      On June 24, 1994, the Company acquired all of the issued and outstanding stock of System Constructs, Inc. (SCI) for approximately $1.7 million in cash and $294,000 (50,000 shares) of SofTech stock. The transaction has been accounted for as a purchase and, accordingly, SCI's assets, liabilities, and results of operations have been consolidated with those of the Company since the date of acquisition. The excess of cost over the fair value of the net assets acquired was $1,785,000 and is being amortized on a straight-line basis over five years.
      On June 29, 1995, the Company acquired the net assets of Carolina Computer Stores (CCS) for approximately $3.4 million in cash which was approximately equal to the net assets acquired. CCS is a distributor of Apple, Compaq, Hewlett-Packard, and IBM computer products as well as industry standard networking software. The transaction has been accounted for as a purchase and, accordingly, CCS's assets, liabilities, and results of operations have been consolidated with those of the Company since the date of acquisition.

      On January 5, 1995, the Company acquired the net assets of Micro Control, Inc. for approximately $1.0 million in cash and $1.7 million (281,497 shares) of SofTech stock. The transaction has been accounted for as a purchase and, accordingly, Micro Control's assets, liabilities, and results of operations have been consolidated with those of the Company since the date of acquisition. The excess of cost over the fair value of the net assets acquired was $2,420,000 and is being amortized on a straight-line basis over five years.
      The purchase of Micro Control in January 1995 provides for certain contingent payments in May 1997 if specified operating income growth goals are attained for each of the Micro Control group and for the Company's existing CAD Division over certain periods ending in 1996 and 1997. The contingent payments would be equal to the difference between certain defined stock prices less the market value of the 281,497 shares of SofTech stock issued to the seller in the transaction. Contingent payments, if due, would be payable in cash at specified periods subsequent to the goal attainment. The following table specifies the entity for which the goal applies, the profit goal, the defined stock price, the performance period, the measurement period and the payment due date for each of the events.

Entity           Profit         Defined        Performance       Measurement       Payment
Measured         Goal           Stock Price    Period            Period            Due Date
- -------------------------------------------------------------------------------------------

Micro Control    $  703,000     $ 9.60         2/1/95-2/28/96    4/18/97-5/15/97   5/20/97
Micro Control       778,000      16.80         3/1/96-2/28/97    4/18/97-5/15/97   5/20/97
Existing CAD      4,087,000      24.00         2/1/95-1/31/97    4/18/97-5/15/97   5/20/97

      In any event, regardless of whether the operating income growth goals are satisfied, the Company will make a payment to the seller in an amount equal to the amount, if any, by which the 281,497 shares of SofTech stock received by the seller as part of this transaction and held at May 20, 1997, have a fair market value of less than $6.00 per share during the measurement period from April 18, 1997 to May 15, 1997. This payment would be due on May 20, 1997.

      The contingent payments that could be due under this Agreement, if the profit goals are attained, can not be determined at this time. These payments could be material if profit goals are attained and the market price of the SofTech stock does not equal or exceed the defined stock price.
      The unaudited pro forma revenue, net loss from continuing operations, and net loss from continuing operations per share of the combined Company, assuming SCI, CCS and Micro Control had been acquired as of the beginning of fiscal 1995 would not differ significantly from actual results as reported. The unaudited pro forma revenue, net income from continuing operations, and net income from continuing operations per share of the combined Company, assuming SCI, CCS and Micro Control had been acquired as of the beginning of fiscal 1994 would have been $50,850,000, $1,600,000 and $.39.

                      REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholders and
Board of Directors of SofTech, Inc.:

      We have audited the accompanying consolidated balance sheets of SofTech, Inc. as of May 31, 1995 and 1994, and the related consolidated statements of operations and retained earnings and cash flows for each of the three years in the period ended May 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examination on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SofTech, Inc. as of May 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 31, 1995, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.
Boston, Massachusetts
July 26, 1995

SOFTECH OFFICERS:            DIVIDEND AND MARKET            FORM 10-K:
                             INFORMATION:

Norman L. Rasmussen          SofTech has not paid any       Copies of the Company's
President and Chief          cash dividends and             1995 10-K annual report,
Executive Officer            intends to continue to         as filed with the
                             retain its earnings for        Securities and Exchange
Mark R. Sweetland            use in its business.           Commission, may be
Vice President of            SofTech, Inc.'s common         obtained at no charge by
SofTech, Inc.                stock is traded on the         writing to the Manager
President and Chief          NASDAQ National Market         of Financial Relations,
Executive Officer of         System.  The trading           SofTech, Inc. 3260 Eagle
Information Decisions,       symbol is "SOFT".  The         Park Drive N.E., Grand
Inc.                         approximate number of          Rapids, MI  49505
                             shareholders of record
Joseph P. Mullaney           on May 31, 1995  was           ANNUAL MEETING:
Vice President,	404.         The table below
Treasurer, and Chief         sets forth the high and        SofTech's annual meeting
Financial Officer            low bid prices for the         of shareholders will be
                             calendar periods               held on November 1,
Jean J. Croteau              indicated as provided by       1995, at 4:30 p.m., at
Vice President,              the National Quotation         460 Totten Pond Road,
Business Operations          Bureau.  These                 Waltham, Massachusetts
                             quotations reflect             02154
Sean Q. Flynn                inter-dealer prices
Vice President of            without retail mark-up,
SofTech, Inc.                mark-down, or commission
President and Chief          and may not necessarily
Executive Officer of         represent actual
System Constructs, Inc.      transactions.

SOFTECH BOARD OF             Closing Bid
DIRECTORS:                   Fiscal 1994   High    Low
                             June-Aug.     4       2 1/2
Norman L. Rasmussen          Sept.-Nov.    5       3 1/2
President and CEO of         Dec.-Feb.     9 3/4   4 3/8
SofTech, Inc.                Mar.-May      9 1/4   6 1/8

Joseph C. McNay              Closing Bid
Chairman, Essex              Fiscal 1995   High    Low
Investment Management        June-Aug.     7 5/8   5 1/2
Company, Inc.                Sept.-Nov.    8 1/4   6 3/8
                             Dec.-Feb.     6 5/8   4 1/8
Glenn P. Strehle             Mar.-May      4 7/8   3 5/8
Vice President for
Finance and Treasurer,       SHAREHOLDER INFORMATION
Massachusetts Institute      TRANSFER AGENT AND
of Technology                REGISTRAR:









OPERATING LOCATIONS:         State Street Bank &
                             Trust Company
Austin, Texas                Boston, Massachusetts
Charlotte, North Carolina
Covington, Kentucky          AUDITORS:
Grand Rapids, Michigan
Greensboro, North Carolina   Coopers & Lybrand L.L.P.
Houston, Texas               Boston, Massachusetts
Indianapolis, Indiana
Kalamazoo, Michigan          COUNSEL:
Lansing, Michigan
New York, New York           Goodwin, Procter & Hoar
Raleigh, North Carolina      Boston, Massachusetts
San Diego, California
Waltham, Massachusetts
Yardley, Pennsylvania